LUNDIN MINING CORPORATION
CERTIFICATE

TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission Autorité des marchés financiers Nova Scotia Securities Commission

RE:	Special Meeting of Shareholders (the “Meeting”) of Lundin Mining Corporation (“Lundin”) to be held on Monday, January 26, 2009
          I, Philip J. Wright, the duly appointed President and Chief Executive Officer of Lundin, hereby certify, in my capacity as an officer of Lundin, for and on behalf of Lundin, and not in my personal capacity, that:
1.	Lundin has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to all beneficial owners of Lundin at least 21 days before the date fixed for the Meeting.
2.	Lundin has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in Item 1 above in connection with the Meeting.
3.	Lundin is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54‑101 in respect of the Meeting.
The terms “beneficial owner” and “proxy-related materials” as used in this Certificate shall have the respective meanings ascribed thereto in NI 54‑101.
          DATED December 23, 2008.

LUNDIN MINING CORPORATION
By:	/s/ Philip J. Wright
	Name:	Philip J. Wright
	Title:	President and Chief Executive Officer